PRELIMINARY OFFERING CIRCULAR

Aura Redision Technologies, Inc.

A Delaware Corporation

Offering of up to $6,000,000 in Common Stock at $3.00 per Share

Regulation A – Tier 1 Offering

Agent for Service: Aura Redision Technologies, Inc., 979 McLean Avenue, Yonkers, NY 10704

Forward-Looking Statements Disclaimer

This Preliminary Offering Circular contains forward-looking statements that are based on the Company’s current expectations, estimates, and projections regarding its business operations and the industry as a whole. These statements reflect management’s beliefs and the assumptions made by the Company. It is essential to understand that forward-looking statements do not guarantee future performance; they carry inherent risks, uncertainties, and assumptions that are challenging to predict. Consequently, actual outcomes and results may differ materially from those expressed or anticipated within this document, emphasizing the complexities of the business environment in which the Company operates.

Table of Contents

1. Offering Summary

2. Risk Factors

3. Dilution and Capitalization

4. Use of Proceeds

5. Description of Business

6. Management’s Discussion and Analysis

7. Financial Statements (Summary 2023–2028)

8. Management and Ownership

9. Investor Suitability Standards

10. Forward-Looking Statements

11. Exhibits and Signatures

1. Offering Summary

Aura Redision Technologies, Inc. (the “Company”) is offering up to $6,000,000 of Common Stock at a price of $3.00 per share. The offering is being made pursuant to Regulation A, Tier 1, under the Securities Act of 1933, as amended. The proceeds will be used to fund technology infrastructure, market expansion, licensing, and working capital requirements.

Aura Redision Technologies, Inc. (the “Company”) is a corporation under the laws of the State of Delaware on December 4, 2024. Our business plan on becoming the telecommunications industry’s leading content service provider. We aim to deliver a diverse of high-quality, engaging, and innovative digital content that enhances user experience and drives customer engagement for telecom operators.

By leveraging cutting -edge technology , strategic partnerships, and deep market insights, we will offer services that include the creation, curation, and distribution of multimedia  content such as video, audio, gaming, educational resources and interactive applications.

The proceeds from this offering will be used to expand marketing efforts to raise awareness of our services within telecom industry. Additionally, these funds will provide initial capital to support our operational and strategic objectives.

The Offering

Shares of common stock offered	We can sell a maximum of 2,000,000 shares. However, we do not need to sell a minimum number of shares for the offering to close.
Use of proceeds

The proceeds from this offering will expand our marketing efforts, enhancing awareness of our services within the telecom industry. Additionally, the funds will provide initial working capital to support operational and strategic objectives.

Termination of the Offering

The Offering will terminate at the earlier of (1) the date at which 2,000,000 Shares have been sold, (2) the date which is one year after this Offering is qualified by the SEC or (3) the date on which this Offering is earlier terminated by the Company in its sole discretion.

Risk factors

The purchase of our common stock involves a high degree of risk. The common stock offered in this offering circular is for investment purpose only, and currently, no market for it exists or may evenr exist.

Please refer to the section entitled “Risk Factors” and “Dilution” before investing in this stock.

Trading Market

None. We will request a market maker file a Rule 211 application with FINRA to obtain a trade symbol for our common stock.However, such efforts may not be successful , and our shares may not have a market in which to sell the shares. Also, no estimate may be given on the time this application process will require. Even if Aura Redision Technologies common stock is quoted or granted listing, a market for the common shares may not develop.

2. Risk Factors

Investing in our Common Stock involves a high degree of risk. Prospective investors should carefully consider the following risk factors before making an investment decision. These include regulatory risks, operational risks, market competition, execution risk, and dependence on licensing approvals. The Company’s ability to achieve its financial targets depends on effective execution across multiple strategic and operational areas.

2.1 Industry Specific Risks:

2.1.1 Market Competition: The multi-media industry is highly competitive, characterized by rapid technological advancements and many players striving for market share. This intense competition may affect the company’s ability to retain or grow its audience.

2.1.2 Regulatory Issues: Changes in regulations, especially concerning content distribution, data privacy and data rights, can impose new costs or restrictions, limiting the company’s operational flexibility.

2.1.3 Potential Industry Downturns: Shifts in consumer behaviour, particularly during economic downturns, could lead to decreased advertising revenue, viewership or subscription renewals, impacting profitability.

2.2 Company Specific Risks:

2.2.1 Operational risk : The potential operational disruption, such as internet and electricity.

2.2.2 Financial Risk: The company’s financial stability may be jeopardized by issue such as debt management, cash flowchalleges, or exposure to currency fluctuations

2.2.3 Market Risk: Changes in audience preferences, rising content costs, or difficulties in monetizing new markets can negatively impact revenue streams.

Risk Related to our common stock:

The offering is on a “best efforts” basis and does not require aminimum amount to be raised. If we cannot raise sufficient funds, we may not be able to fund our operations as planned and our growth opportunitiesmay be materially adversely affected. This could increase the likelihood that an investor may lose their investment.

3. Dilution and Capitalisation

3.1 Capitalization

Aura Redision Technologies, Inc. is authorized to issue 40,000,000 shares of Common Stock, $0.0001 par value per share.

As of the date of this Offering Circular, the Company has 16,000,000 shares of Common Stock issued and outstanding, all of which are fully paid and non-assessable.

Immediately after the completion of this offering (assuming the sale of the maximum 2,000,000 shares at $3.00 per share), the Company will have 18,000,000 shares outstanding.

Capitalization (USD)Before Offering After Offering (Max)

Common Stock, $0.0001 par 2,3812,381

Additional Paid-in Capital0.006,000,000

Accumulated Deficit2,292,8397,111,567

Total Shareholders’ Equity≈ 2,295,221≈ 13,113,949

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3.2 Dilution

Investors in this offering will experience immediate and substantial dilution in the net tangible book value of their shares compared to the public offering price.

As of the latest balance-sheet date, the net tangible book value of the Company was approximately $2.3 million, or $0.14 per share.

After the sale of the maximum 2,000,000 shares, the pro forma net tangible book value would increase to approximately $8.3 million, or $0.46 per share.

This represents an immediate dilution of $2.54 per share to new investors, based on the offering price of $3.00 per share.

ItemAmount (USD per share)

Public offering price3.00

Net tangible book value before offering0.14

Pro forma net tangible book value after offering0.46

Dilution to new investors           **2.54**

The increase in net tangible book value attributable to new investors represents the portion of the consideration paid by purchasers of Common Stock that will benefit existing shareholders.

4. Use of Proceeds

The Company expects to use the proceeds from this offering primarily for:
• Technology infrastructure and platform development
• Licensing acquisition and regulatory compliance
• Working capital and general corporate purposes
• Marketing and geographic expansion initiatives

5. Description of Business

Aura Redision Technologies, Inc. is a Delaware C-Corporation engaged in digital telecommunications and fintech services. The Company operates across nine business verticals including digital product distribution, OTT solutions, payment gateway, remittance, e-money services, IoT solutions, cyber security, and Internet Service Provider (ISP) operations. The Company’s operations are primarily through its Indonesian subsidiary, PT Aura Kreasi Teknologi, which contributes approximately 75% of consolidated value.

6. Management’s Discussion and Analysis

The Company projects robust revenue growth driven by digital service expansion. Revenue is forecasted to grow from $35.9 million in 2024 to $336 million in 2028, with improving gross and net margins reflecting operational efficiency and scale. ( See Exhibit 1 for detailed analysis)

7. Financial Statements (Summary 2023–2028)

(See Ehibit 2 for detailed Financial Statement)

Year	Revenue (USD M)	Gross Profit (USD M)	Net Profit (USD M)	Net Margin (%)
2024	35.9	3.3	1.9	2.4
2025	80.2	7.4	4.7	3.1
2026	152.6	16.1	11.0	4.6
2027	238.3	32.0	22.9	6.8
2028	336.0	32.0	22.9	6.8

8. Management and Ownership

Aura Redision Technologies, Inc. is led by an experienced management team with over a decade of expertise in telecommunications, fintech, and digital ecosystems. The Company is majority-owned by its founders and management team, ensuring strategic alignment and long-term commitment.

8.1.The Management Team consists of:

Name	Title
Agus Tri Isimanto	Chief Executive Officer
Karuppannaikka Rajoo	Chief Financial Officer
Dimas Santoso	Chief Marketing Officer

8.2.1 Agus Tri Ismanto

Founder & CEO at PT Redision Teknologi Indonesia

Agus Tri Ismanto is a seasoned professional with over 25 years of extensive experience in the IT and telecommunications sectors. A graduate of the University of Jakarta, he holds proficiency certifications in Soft Switch Class S, Quintum VOIP Gateway, and Meridian System Max.

For the past decade, Agus has focused on product development and sales, leveraging his technical expertise to build a robust network among telecom operators and business players across the industry. His expertise spans IT networks, access, transmission, value-added services (VAS), and core networks, enabling him to deliver innovative solutions tailored to dynamic industry demands.

Driven by a passion for teamwork and collaboration, Agus thrives in multicultural environments and consistently embraces new challenges. His leadership and strategic vision have successfully transformed business strategies into tangible results, fostering partnerships and engaging new clients to accelerate company growth.

8.2.2 Karuppannaikka Rajoo

Managing Director, Newray LLC

Karuppannaikka Rajoo is an accomplished financial leader with over 35 years of experience in financial management, tax strategy, and corporate compliance. A Fellow of the Chartered Institute of Management Accountants (CIMA) and holding an MBA in Finance, he is recognized for his expertise in optimizing financial performance, ensuring adherence to regulatory frameworks, and delivering innovative tax solutions.

Throughout his career, Karuppannaikka Rajoo has demonstrated a remarkable ability to design tax- efficient corporate structures, drive sustainable business growth, and lead high-performing finance teams. His professional journey spans key sectors such as [specific sectors, e.g., telecom, energy, manufacturing], where he has consistently contributed to achieving operational excellence and long-term success.

As Managing Director of Newray LLC, he continues to leverage his financial acumen and strategic vision to create value and foster sustainable development.

8.2.3 Dimas Santoso

Dimas Santoso is a highly accomplished professional with a BSc (Hons) in Finance, showcasing a solid academic foundation in financial principles, analysis, and management. His career has spanned roles in both marketing and finance, highlighting a unique blend of analytical and strategic expertise.

In finance, Dimas has demonstrated proficiency in areas such as financial modeling, budgeting, and investment analysis, enabling him to deliver value through data-driven decision-making and strategic planning. His deep understanding of financial markets and corporate finance has equipped him to optimize resources, manage risks, and contribute to organizational growth.

In marketing, Dimas has leveraged his financial acumen to craft marketing strategies that are not only creative but also aligned with profitability and return on investment (ROI) goals. His ability to understand consumer behavior and market trends has allowed him to bridge the gap between marketing campaigns and financial objectives, ensuring sustainable business growth.

With a combined experience in these fields, Dimas brings a unique perspective to problem-solving, integrating quantitative insights with qualitative strategies to deliver impactful results.

9. Investor Suitability Standards

Investment in the Company’s Common Stock is suitable only for investors who can bear the economic risk of the investment, including the possible loss of the entire investment. Investors must have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of the investment.

10. Forward-Looking Statements

This Offering Circular contains forward-looking statements within the meaning of the federal securities laws. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from those anticipated.

11. Exhibits and Signatures

Aura Redision Technologies, Inc.

By: _____________________________
Authorized Signatory
Date: ___________________________